December 29, 2020

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:   Lauren Nguyen

Re:	Cosan S.A.

Registration Statement on Form F-4
File No. 333-251238

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cosan S.A. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-251238) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:00 p.m., Eastern Standard Time, on December 31, 2020, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Cosan S.A.

By:	/s/ Maria Rita Drummond
	Name:	Maria Rita Drummond
	Title:	General Counsel